SE(19010685 ƆN

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 3/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IFS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 1020
(No. and Street)

Atlanta, GA 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexys McKenzie (404) 382-5223
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
(Name - if individual, state last, first, middle name)

100 E. Sybella Avenue, Suite 130, Maitland, FL 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Alexys McKenzie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IFS Securities, Inc., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Alexys McKenzie, President

RENADA SPARKS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 18, 2023
GWINNETT COUNTY, GEORGIA

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
( )	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of IFS Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IFS Securities, Inc. as of March 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of IFS Securities, Inc. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IFS Securities, Inc.'s management. Our responsibility is to express an opinion on IFS Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IFS Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as IFS Securities, Inc.'s auditor since 2014.

Maitland, Florida

June 13, 2019

IFS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

Assets:	
Cash	$ 809,878
Deposits with clearing brokers	732,256
Commission receivable	1,293,232
Advances to brokers	263,274
Securities owned, at fair value	14,194,463
Due from related parties	57,834
Furniture and equipment at cost, less accumulated depreciation $17,499	105,620
Right-of-Use Asset	1,183,719
Other assets	314,123
	$ 18,954,399

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 744,737
Commissions and wages payable	1,306,685
Securities sold not yet purchased, market value	962,079
Note payable	67,667
Due to related party	82,269
Management fee payable (related party)	500,000
Due to clearing broker - margin loan	8,778,951
Lease liability	1,183,719
Subordinated loans payable	75,000
	13,701,107
Stockholders' equity:	
Common stock, no par value; 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	25,000
Additional paid-in capital	5,016,565
Retained earnings	211,727
	5,253,292
	$ 18,954,399

The accompanying notes are an integral part of these financial statements.

IFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2019

Note 1 – Summary of Significant Accounting Policies

Nature of Business

IFS Securities, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in September 1993 and brokerage activity is transacted on a fully disclosed basis through clearing brokers.

The Company's commission income is derived from purchases and sales of securities on behalf of customers, as well as trading profits from riskless principal transactions. The Company's operations also consist of receiving commissions from transactions with mutual funds from various houses, REITs, annuity and life insurance sales and private placements. Additionally, the Company earns coupon interest on bonds and from an interest sharing agreement with the clearing firm.

The Company participates in municipal and corporate bond underwritings on both firm commitment and best efforts basis.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Revenue Recognition

Brokerage commissions for executing transactions are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date because that is when Company believes the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions received from the sale of direct mutual funds, variable annuities, other insurance products and alternative investments are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Revenue from underwritings are recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering. Interest income, which is interest earned on bonds and from cash held in customer accounts are recognized monthly on an as earned basis, which is when the Company believes its performance obligation has been satisfied.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Note 1 – Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for in accordance with the standard of "Accounting for Income Taxes". As required under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Recently Adopted Accounting Pronouncements

On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended March 31, 2019 or net income for the preceding year-end.

Note 2 – Related Party Transactions

IFS Group, Inc. is sole owner of the Company. For the year ended March 31, 2019, the Company paid IFS Group, Inc. $1,890,000 for management services and owed $500,000 to IFS Group, Inc. for such services at March 31, 2019. At March 31, 2019, IFS Group, Inc. owed the Company $53,577 for expenses paid by the Company on behalf of IFS Group, Inc.

Through common ownership and management, the Company is affiliated with IFS Advisory LLC, a registered investment advisor. The Company collects investment advisory fees on behalf of IFS Advisory LLC and retains 98% of the fees for paying registered persons and servicing the accounts of IFS Advisory, LLC. At March 31, 2019, the Company owes $82,269 to IFS Advisory LLC.

Through common ownership and management, the Company is affiliated with IFS Capital Markets, a pending FINRA member. At March 31, 2019, IFS Capital Markets owes the Company $4,257 for expenses paid by the Company on its behalf.

Note 3 – Furniture and Equipment
Furniture and equipment consists of:

Office furniture and fixtures	$ 49,298
Computer equipment, vehicle and software	132,185
Total furniture and equipment, at cost	181,483
Less accumulated depreciation	(75,863)
Furniture and equipment, net	$ 105,620

Total depreciation expense was $27,851 for the year ended March 31, 2019.

Note 4 – Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	3/31/2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash and securities owned	$ 14,194,463	$ 5,389,408	$ 8,805,055	$ -

The securities owned are collateral for the due to clearing broker-margin loan, in the amount of $8,778,951 for which interest was incurred at a variable rate during the fiscal year. The rate charged was the clearing firm's cost of fund less 100 basis points which averaged 2 ¼% - 3 ¼% for the year ended March 31, 2019.

Note 5 – Contingencies and Commitments

On December 28, 2018, the Company entered a 84-month lease agreement ("Agreement") for 3,716 square feet of office space under terms of a non-cancellable operating lease. The Agreement provides that the Company will pay taxes and a pro-rata share of the facility's operating expenses in addition to the base rent. Rent expense for the year ending March 31, 2019 was $115,643.

The Company's future minimum lease payments due under the terms of the agreement are as follows:

Year ended March 31,	
2020	$ 141,242
2021	204,756
2022	210,897
2023	217,221
thereafter	630,881
2019	$ 1,404,997

The Company is the subject of a formal SEC investigation into alleged violations of MSRB Rule G-17 relating to a municipal bond offering for which they served as an underwriter. Management does not believe there is a basis in fact or law to recommend proceedings but likely to settle in the near future.

The Company is also the subject in three FINRA customer complaints pertaining to a failure to supervise and loss of account value. The Company does not believe the complaints have merit and will vigorously defend its position in arbitration.

The Company is the subject of a claim brought by another broker-dealer alleging that the Company aided and abetted a newly hired registered representative's breach of contract with their former employer by soliciting clients. Outside counsel represents it is too early to predict with any certainty, the likelihood of success, the likelihood of an unfavorable outcome, or the amount or range of any potential loss.

The Company has accrued $300,000 as of March 31, 2019 to cover futures legal costs and potential settlement regarding the above matters.

Note 6 – Clearing Agreement With Off-Balance-Sheet Credit Risk

In order to facilitate securities transactions, the Company entered into an agreement with three other broker/dealers (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur.

Note 6 – Clearing Agreement With Off-Balance-Sheet Credit Risk (continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company is required to maintain a $100,000 deposit with the Clearing Broker/dealers. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealers. Termination fees and other items are included therein. The Company has $100,000 clearing deposits with three of its clearing firms as of March 31, 2019.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At March 31, 2019, the Company had an excess net capital of $3,806,862 and an aggregate indebtedness to net capital ratio of 0.68 to 1.

Note 8 – Subordinated Loans

The Company owes two subordinated loans to unrelated parties. Both loans are unsecured and have been approved by FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The borrowings under subordinated agreements as of March 31, 2019 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$25,000	7%	8/31/2018	8/31/2020
$50,000	7%	8/31/2018	8/31/2020

Note 9 – Income Taxes

At March 31, 2019, the Company had federal and state net operating loss carry forwards of approximately $176,000. The net operating loss carryforwards expire in 2037, 2038 and 2039. The effect of a change in tax rules on deferred tax assets and liabilities is recognized in operations in the year of change. A valuation allowance is recorded when it is "more likely-than-not" that a deferred tax asset will not be realized.

For year ended March 31, 2019:

Deferred tax asset	$ 37,000
Valuation allowance for deferred tax asset	(37,000)
Net deferred tax asset	$ -0-

IFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2019

Note 9 – Income Taxes (continued)

In accordance with US GAAP, the Company has adopted the provisions of FASB ASC740 "Accounting for Uncertainty in Income Taxes. The Company has assessed its income tax positions based upon management's evaluation of the facts and circumstances available at the reporting date. The Company does not have any liability for uncertain tax liabilities.

The Company's income tax returns for the years ended March 31, 2015, 2016 and 2017 are subject to possible federal and state examinations, generally three years after they are filed.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through June 13, 2019, the date the financial statements were available to be issued.